BRONX VENTURES INC.
(formerly Lucky 1 Enterprises Inc.)

INFORMATION CIRCULAR
[Containing information as at May 9th, 2005.]

For the Annual General Meeting
to be held on Thursday, June 23, 2005

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Bronx Ventures Inc., (the “Company”) for use at the annual general meeting (the “Meeting”), of the shareholders (the “Shareholders”) of the Company, to be held on Thursday, June 23, 2005 at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY’S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

The instrument of proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the registered office of the Company at Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3, or with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

The authorized capital of the Company consists of an unlimited number of common and preferred shares without par value of which 340,711 common shares were issued and outstanding as of May 9th, 2005, each share carrying the right to one vote. No preferred shares have been issued.

Only Shareholders of record as of May 9th, 2005, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote, or have their common shares voted, at the Meeting. A list of Shareholders as of the Record Date is available for inspection at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, and will also be available for inspection at the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this information circular as "Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically applies a special general sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Company, as of the Record Date, only the following beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

Name and
Municipality of
Residence	Number of Common Shares Held	Percentage of Issued Shares
Bedo H. Kalpakian and Jacob H. Kalpakian(1) up>	159,629	46.9%

(1)	Of these shares, 61,751 are held by Bedo H. Kalpakian directly, 57,069 are held by Jacob H. Kalpakian directly, an aggregate of 29,380 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 11,429 common shares are held by the sister and mother of Jacob H. Kalpakian.

The above information was supplied by the Registrar and Transfer Agent and the Management for the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

In accordance with the provisions of applicable securities legislation, the Company had one (1) “Named Executive Officer” during the financial year ended December 31, 2004, namely Mr. Bedo Kalpakian, the President, CEO,CFO and a director of the Company. The table below sets forth the details of compensation paid by the Company to Mr. Bedo Kalpakian for his services as Named Executive Officer during each of the last three fiscal years.

Definitions: For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a) a chair of the Company;

(b) a vice-chair of the Company;

(c) the president of the Company;

(d)	a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)	an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

"Named Executive Officers” or “NEOs” means:

(a) each CEO;

(b) each CFO;

(c)	each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d)	any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

"Long Term Incentive Plan” or “LTIP” means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

"Stock Appreciation Right” or “SAR” means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

All Other
Name and								Compen-sation
Principal Position	Year	Annual Compensation			Long Term Compensation			($)
		Salary(1)	Bonus	Other Annual	Awards		LTIP Payouts
		($)	($)	Compensation			($)
($)
					Securities Under Options/	Securities or Units
					SARs Granted	Subject to Resale
					(#)	Restrictions
($)
Bedo H.
Kalpakian,	2004	$120,000	N/A	N/A	4,588(2)	N/A	N/A	N/A
President, CEO and	2003	$90,000	N/A	N/A	9,943 (3)	N/A	N/A	N/A
CFO	2002	$70,000	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Mr. Bedo Kalpakian is paid indirectly through Kalpakian Bros. of B.C. Ltd. pursuant to a management services agreement. Refer to “Termination of Employment, Change in Responsibilities and Employment Contracts” and “Management Contracts” for further particulars.

(2)	Options to purchase up to 4,588 common shares at US$5.25 exercisable on or before April 21, 2005, none of which were exercised.

(3)	Options to purchase up to 9,943 common shares at a price of U.S. $5.25 per share of which 4,943 options were exercisable on or before March 21, 2004 and 5,000 options were exercisable on or before September 23, 2004, none of which were exercised.

Long -Term Incentive Plans — Awards In Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the most recently completed fiscal year.

Options/SAR’S Granted During The Most Recently Completed Fiscal Year

During the Company’s most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officer. No SAR’s were granted during this period.

				% of Total Options	Market Value	of
				Granted to	Securities Underlying
		Securities Under	Exercise or Base Price	Employees in Fiscal	Options on the Date of		Expiration
Name	Date of Grant	Options Granted (#)	($/Security)	Year	Grant ($/Security)		Date
Bedo H. Kalpakian	April 21, 2004	4,588 (1)	US $5.25 (1)	16.5%	U.S. $5.25 (1)		April 21/2005

(1)	This figure has been adjusted to reflect the share consolidation of 1 post consolidation share for very 35 pre-consolidation shares. The options were granted prior to the share consolidation at a price of US$0.15 per share at a time when the market price of the Company’s common shares was US$0.15 per share.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets out the fiscal year end value of stock options held by the Named Executive Officer. No stock options were exercised by the Named Executive Officer during the year. During this period, no outstanding SAR’s were held by the Named Executive Officer.

Value (1) of Unexercised
	Securities	Aggregate	Unexercised Options at	In-the-Money Options at
	Acquired on	Value	Fiscal Year-End	Fiscal Year-End
	Exercise	Realized	Exercisable/Unexercisable	Exercisable/ Unexercisable
Name	(#)	($)	(#)	($)
Bedo H. Kalpakian	N/A	N/A	Nil/ 4,683 (1)	NIL / NIL

(1)	In-the-money options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the options. The closing price of the Company’s shares on December 31, 2004 (i.e., fiscal year-end) was US $0.05 (US$1.75 when adjusted for the share consolidation) and therefore, none of the 4,683 stock options were in-the-money as the exercise price adjusted for the share consolidation was US$5.25 per share in respect of 4,588 options and Cdn$78.75 per share in respect of 95 options.

Option and SAR Repricings

No stock options held by the Named Executive Officer were re-priced during the fiscal year ended December 31, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an agreement effective November 1, 2001, as amended August 14, 2003 (the “New Management Services Agreement”), between the Company and Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., Kalpakian Bros. of B.C. Ltd. is paid CDN$20,000 plus GST. (of which CDN$10,000 plus GST is payable indirectly to Bedo H. Kalpakian and CDN$10,000 plus GST is payable indirectly to Jacob H. Kalpakian). The New Management Services Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on three months written notice.

COMPENSATION OF DIRECTORS

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options.

During the Company’s most recently completed fiscal year, options to purchase 19,176 common shares at a price of US $5.25 on or before April 21, 2005 were granted to the Company’s directors, none of which have been exercised.

MANAGEMENT CONTRACTS

Pursuant to the New Management Services Agreement, Bedo H. Kalpakian and Jacob H. Kalpakian provide management services to the Company through their private company, Kalpakian Bros. of B.C. Ltd. During the most recently completed financial year, the amount of CDN $240,000 plus GST was paid to Kalpakian Bros. of B.C. Ltd. (of which CDN $120,000 plus GST was paid indirectly to Bedo H. Kalpakian and CDN $120,000 plus GST was paid indirectly to Jacob H. Kalpakian). Further details of the New Management Services Agreement are described under the heading “Termination of Employment, Change in Responsibilities and Management Contracts”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2004:

Equity Compensation Plan Information

C
Number of
securities
	A		remaining available
	Number of		for future issuance
	securities to be	B	under equity
	issued upon	Weighted average	compensation plans
	exercise of	exercise price of	(excluding
	outstanding	outstanding	securities
	options, warrants	options, warrants	reflected in column
Plan Category	and rights	and rights	A)

Equity compensation plans approved by securityholders	27,747 common shares	US $5.25	40,395 common shares

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

TOTALS:	27,747 common shares	US $5.25	40,395 common shares

All of the above are stock options and were granted pursuant to the Company’s 2004 Stock Option Plan which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company.

Summary of Material Terms

1. Number of common shares Reserved for Issuance under the Plan

Under the Plan, that number of common shares as is equal to 20% of the Company’s issued and outstanding common shares from time to time may be reserved for the granting of stock options.

2. Purposes of the Plan and Eligibility

The purpose of the Plan is to advance the interests of the Company by providing eligible persons with additional incentive; encouraging stock ownership of eligible persons; increasing the proprietary interest of eligible persons in the success of the Company; encouraging eligible persons to remain with the Company or its subsidiaries; and attracting new employees, directors and officers.

Directors, senior officers, consultants, employees, and management company employees of the Company and its subsidiaries are eligible to participate in the Plan.

While the Board, or any Committee to which administration of the Plan may be delegated, may, at its discretion, decide which terms to include in any option agreement on a case-by-case basis and there is no obligation on the Board or such Committee, if any, to use an identical form of option agreement or stipulate identical terms for each category of optionee or otherwise, the Board imposes certain restrictions as set out below.

The aggregate number of common shares that may be reserved for issuance pursuant to an option or options granted to any one individual in any 12-month period shall not exceed 5% and in the case of insiders, 10%, of the issued and outstanding common shares, calculated at the date any such option is granted. The maximum number of common shares which may be issued to Insiders under the Plan or any other share compensation arrangement within any 12 month period shall be 10% of the common shares issued and outstanding at the time of issuance.

3. Vesting Requirements

For any option granted under the Plan, the Board of Directors may, at its sole discretion, determine whether such option shall vest immediately or be subject to such vesting schedule as the Board may deem appropriate in the circumstances.

Notwithstanding the above, in the event a take-over bid, as defined in the Securities Act (British Columbia) but excluding an exempt take-over bid pursuant to section 98 of the Act) is made by any offeror to acquire outstanding voting or equity securities of the Company, the Board of Directors shall have the power and authority to pass a resolution deeming options that have not vested at the time to have vested, so as to enable optionees to exercise their respective options to the fullest extent possible and to tender all shares thereunder to such take-over bid.

4. Termination or Expiry of Options

The Plan stipulates that options may be granted under the Plan with a maximum term of five years.

Except as otherwise determined by the Board options granted under the Plan must expire within 90 days after an optionee ceases to be a director, senior officer, consultant, employee or management company employee. Termination for cause shall result in expiry of the affected option effective immediately upon such termination.

In the event of an optionee’s death, the deceased’s option may be exercised by his or her heirs or administrators within one year after the date of death (to the extent that the optionee was entitled to exercise such option as of the date of death).

5 . Other Material Terms

The exercise price for any option shall be fixed by the Board. The Plan stipulates that the minimum exercise price may be at a discount of 25% to the closing market price of the Company’s common shares on the day preceding the grant of the option but not less than CDN$0.05 per share.

All options granted and any common shares issuable upon exercise thereof shall be subject to any resale restrictions under applicable securities laws.

All options are non-assignable and non-transferable (subject to the options being exercisable by the optionee’s heirs or administrators in the event of the optionee’s death).

The Board of Directors may at any time, and from time to time, amend the Plan. However, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary for the Plan to satisfy any stock exchange or quotation system listing requirements. The Board shall not make any changes to any existing option agreements that are adverse to the optionee unless such optionee first consents in writing to any such changes.

If any change is made in the common shares subject to the Plan, or subject to any option (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the type(s) and maximum number of securities subject to the Plan and the maximum number of securities subject to award to any person, and the outstanding options will be appropriately adjusted in the type(s) and number of securities and price per share of shares subject to such outstanding options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table summarizes the aggregate indebtedness as at December 31, 2004 of all current and former directors, Executive Officers and employees of the Company and its subsidiaries:

Aggregate Indebtedness ($)
Purpose	To the Company or its Subsidiaries	To Another Entity
Share Purchases	NIL	NIL

Other	CDN$45,406	NIL

The following table sets forth details of the indebtedness referred to in the above table:

Indebtedness of Directors and Executive Officers Under
(1) Securities Purchase and (2) Other Programs
Largest Amount
	Involvement of	Outstanding During	Financially Assisted Securities		Amount Forgiven
Name and Principal	Company or	Year Ended December	Purchases During Year Ended	Security for	During Year Ended
Position	Subsidiary	31, 2004	December 31, 2004	Indebtedness	December 31, 2004
Securities Purchase Programs
N/A	N/A	N/A	N/A	N/A	N/A

Other Programs

Jacob H.Kalpakian(1)< /sup> Vice President & Director	Loan by the Company	$45,406	N/A

The loan to Jacob Kalpakian bears interest at the prime rate charged by the Bank of Montreal from time to time plus one percent (1%) per annum and is payable upon demand.

Other than “routine indebtedness” as defined in applicable securities legislation and other than as described above, since the beginning of the last fiscal year of the Company, none of:

(a) the directors or Executive Officers of the Company;

(b) the proposed nominees for election as a director of the Company; or

(c) any associates or affiliates of the foregoing persons;

is or has been indebted to the Company or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means (a) a Director or Executive Officer of the Company; (b) a Director or Executive Officer of a person or company that is itself an Informed Person or a subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below herein or in the Notes to the Company’s financial statements for the financial year ended December 31, 2004, none of:

(a) the Informed Persons of the Company;

(b)	the proposed nominees for election as a Director of the Company; or

(c) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the last financial year of the Company or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

Jacob H. Kalpakian and Bedo H. Kalpakian, entered into private placement flow-through share financing agreements with the Company on March 10, 2004 for the purchase of 28,571 Units at the purchase price of CDN $3.50 per unit. Each unit consisted of one flow-through common share of the Company and one non-transferable common share purchase warrant, each warrant entitling the holder to purchase one additional flow-through common share of the Company at a price of CDN $5.25 per share for a period of 12 months and thereafter at a price of CDN $7.00 per share for a further 6 months, and thereafter one non-flow-through common share of the Company at a price of CDN $7.00 per share for a further 6 months.

Kalpakian Bros. of B.C. Ltd. entered into a private placement financing agreement with the Company on July 13, 2004 for the purchase of 28,571 units of the Company at the purchase price of CDN $3.50 per unit. Each unit consists of one common share of the Company and one non-transferable common share purchase warrant, each warrant entitling the holder to purchase one additional common share of the Company for a period of two years at a price of CDN $5.25 per share during the first year and at the price of CDN $7.00 per share during the second year.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ended December 31, 2004 (the “Financial Statements”), together with the Auditor’s Report thereon, will be presented to Shareholders at the Meeting. The Financial Statements, together with the Auditor’s Report thereon and the Annual Report to Shareholders, are being mailed to Shareholders of record with this Information Circular.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at four. Although Management is nominating four individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders, until his successor is duly elected, or until his resignation as a Director.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by Management for election as a director, the municipality in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of common shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. The four nominees are all currently directors of the Company.

The nominees for the office of directors and information concerning them as furnished by the individual nominees are as follows:

Name, position with the
Company and	Principal
Municipality of	Occupation for the	Date Served as
Residence (1) (2)	past five years	Director Since	Common Shares Held (3)
Bedo H. Kalpakian* President and Director Vancouver, BC	President of the Company; Chairman of Las Vegas From Home.com Entertainment Inc.	August 24, 1984	61,751 direct 29,380 indirect(4)

Jacob H. Kalpakian Vice President and Director Vancouver, BC	Vice President of the Company; President and C.E.O of Las Vegas From Home.com Entertainment Inc.	January 2, 1991	57,069 direct 29,380 indirect(4) 11,429 indirect(5)

Gregory Todd McFarlane* Director Las Vegas, Nevada	Advertising Copywriter with Schadler Kramer Advertising, Las Vegas, Nevada and DRGM Advertising and Public Relations	October 1, 1992	Nil

James Wayne Murton*# Director Kelowna, BC	President of J.W. Murton & Associates, a geological engineering and mining services company	April 15, 1999	Nil

• Members of the Company’s Audit Committee. The Company does not have an Executive Committee.
# Members of the Independent Committee of Directors

(1)	All Directors were elected at the last Annual General Meeting. Unless otherwise stated above, all nominees have held the principal occupation or employment indicated for the past five years.

(2)	For the purposes of disclosing positions held in the Company, “Company” shall include the Company and a parent or subsidiary thereof.

(3)	Common shares beneficially owned by directors (directly or indirectly or over which control or direction is exercised) is based on information furnished to the Company by the nominees.

(4)	29,380 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

(5)	Of these shares, 5,715 are held by Isabel Kalpakian, the director’s sister and 5,715 are held by Chouchan Kalpakian, the director’s mother and would be shares considered to be those which the director may have indirect control or direction over.

The Company does not currently have an Executive Committee of its Board of Directors.

None of the proposed nominees for director have been, within 10 years before the date of this Information Circular, a director or executive officer of any company that:

(a)	while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)	while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the proposed nominees for director have, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

AUDIT COMMITTEE DISCLOSURE

The charter of the Company’s audit committee and the other information required to be disclosed by Form 52-110F1 are attached as Schedule “A”.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of Smythe Ratcliffe, PKF, Chartered Accountants, of 7th Floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, as the Auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board of Directors. Smythe Ratcliffe, PKF, Chartered Accounts were initially appointed as auditor of the Company on April 10, 2003.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION
Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2004. Shareholders may contact the Company to request copies of financial statements and MD&A at its head office.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this information circular.

DATED at Vancouver, British Columbia, this 9th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

BRONX VENTURES INC.

“Bedo H. Kalpakian”

Bedo H. Kalpakian,

President, Chief Executive Officer and Director
SCHEDULE “A”
BRONX VENTURES INC.
FORM 52-110F2
AUDIT COMMITTEE DISCLOSURE

ITEM 1: THE AUDIT COMMITTEE’S CHARTER

Purpose

The overall purpose of the Audit Committee (the “Committee”) of Bronx Ventures Inc. (the “Company”) is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company, and to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Board that through the involvement of the Committee, the external audit will be conducted independently of the Company’s Management to ensure that the independent auditors serve the interests of Shareholders rather than the interests of Management of the Company. The Committee will act as a liaison to provide better communication between the Board and the external auditors. The Committee will monitor the independence and performance of the Company’s independent auditors.

Composition, Procedures and Organization

(1)	The Committee shall consist of at least three members of the Board of Directors (the “Board”).

(2)	At least two (2) members of the Committee shall be independent and the Committee shall endeavour to appoint a majority of independent directors to the Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Committee members’ independent judgment. At least one (1) member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(4)	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

(5)	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6)	The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7) Meetings of the Committee shall be conducted as follows:

(a)	the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)	management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8)	The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

roles and responsibilities

(9) The overall duties and responsibilities of the Committee shall be as follows:

(a)	to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company’s internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfilment of its duties and responsibilities.

(10)	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)	review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

A. contents of their report;

B. scope and quality of the audit work performed;

C.	adequacy of the Company’s financial and auditing personnel;

D.	co-operation received from the Company’s personnel during the audit;

E. internal resources used;

F.	significant transactions outside of the normal business of the Company;

G.	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

H.	the non-audit services provided by the external auditors;

(e)	to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles; and

(f)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

(11)	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)	review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(12) The Committee is also charged with the responsibility to:

(a)	review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b) review and approve the financial sections of:

A. the annual report to Shareholders;

B. the annual information form, if required;

C. annual and interim MD&A;

D. prospectuses;

E.	news releases discussing financial results of the Company; and

F.	other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

(d)	review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company’s consolidated financial statements;

(f)	review the minutes of any audit committee meeting of subsidiary companies;

(g)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)	develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

(13) The Committee shall have the authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee; and

(c)	to communicate directly with the internal and external auditors.

ITEM 2: COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Committee are Bedo H. Kalpakian, Gregory Todd McFarlane and James Wayne Murton. All of the members are financially literate. Only Gregory Todd McFarlane and James Wayne Murton are considered to be independent. “Independent” and “financially literate” have the meaning used in Multilateral Instrument 52-110 (the “Instrument”) of the Canadian Securities Administrators.

ITEM 3: AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor (currently, Smythe Ratcliffe, PKF, Chartered Accountants) not adopted by the Board.

ITEM 4: RELIANCE ON CERTAIN EXEMPTIONS

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52 110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

ITEM 5: PRE-APPROVAL POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of the Instrument, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable by the Audit Committee, on a case by case basis.

ITEM 6: EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Company by the external auditor in each of the last two fiscal years is as follows:

	FYE 2003	FYE 2004
Audit fees for the year ended	$12,655.30	$18,242.75
Audit related fees	Nil	Nil
Tax fees	$600(1)	$900(1)
All other fees (non-tax)	Nil	Nil

Total Fees:	$13,255.30	$19,142.75

(1) These fees are for preparation and filing of the Company’s tax return. .

ITEM 7: EXEMPTION

In respect of the most recently completed financial year, the Company is relying on the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.